1 April 2017

Mr. Charles Tasker
3101 S Ocean Blvd
Apt 218
Highland Beach
FL 33487

Dear Charles,
UPDATED TERMS AND CONDITIONS OF EMPLOYMENT
1.    INTRODUCTION
In terms of our recent decision to relocate you to the United States, the Board has agreed to update your terms and conditions of employment.
For sake of clarity, this document clarifies these terms and conditions, and from 1st April 2017 onwards, will supersede all your current conditions of employment.
Kindly sign and return a copy of this letter to me indicating your acceptance of these terms.

2.	APPOINTMENT
The Company hereby confirms your appointment as:

a.	Chief Operating Officer of MiX Telematics Limited (“the Company”).

b.	President and CEO of MiX Telematics North America Inc.
You will be based in Florida, USA, and agree to such ongoing travel so as to effectively carry out your regional responsibilities in the USA, as well as your responsibilities as global Group COO.
3.    DURATION

3.1
Subject to the provisions of clause 9, your employment with the Company will continue indefinitely, until terminated on not less than three calendar months’ written notice by either party to the other.

4.	DUTIES OF EMPLOYEE
You shall, for the duration of your employment, unless amended in writing and assented to by both parties –

4.1	report directly to the Group CEO;

4.2	perform the general duties of the positions outlined in 2a and 2b above, as may from time to time, be determined by the Group CEO;

4.3	devote your attention and such reasonable time as may be necessary, to the business and affairs of the Company;

4.4
obey the reasonable orders and directions of the Group CEO, carry out such functions and duties as are from time to time assigned to you and are consistent with your status, and endeavor to protect and promote the business and interests of the Company and to preserve its reputation and goodwill;

4.5	perform such service for, and accept such office in subsidiary and/or associate companies of the Company, as may from time to time be reasonably required by the Company; and

4.6	not, without the prior written consent of the Group CEO, engage in any activities for remuneration outside the scope of your employment with the Company.

5.	REMUNERATION AND BENEFITS

5.1	Salary

5.1.1
As remuneration for your services, the Company will pay to you an annual remuneration package having a gross value of $415,000 (four hundred and fifteen thousand United States dollars) excluding performance bonuses.

5.1.2	Salaries are paid by the last day of each month by way of a direct transfer into your nominated bank account.

5.1.3	Your salary will be subject to review at least once a year on April 1st.

5.2	Performance Bonus
Part of your remuneration package will be performance bonuses. These will be awarded and paid out on a bi-annual basis and will vary from time to time at the entire discretion of the Board’s remuneration committee.

5.2.2	The bonus period will run in line with the Group’s financial year, which is currently 1 April to the end of March.

5.3	Share Appreciation Rights (“SARs”)
You will be entitled to SARs in MiX Telematics Limited as per the rules of the Company’s incentive plan and as determined by the Board from time to time.

5.4	Other benefits
Your mobile phone will be paid for by the Company.

5.5	Deductions from Salary

5.5.1	The Company will also withhold income tax from your salary and pay same over to the relevant tax authority.

5.5.2	Other statutory deductions, as required to be deducted and paid over, will be deductible from your salary, as stipulated from time to time.

5.5.3	You, by signature hereto, hereby irrevocably authorizes the Company in writing to effect the deductions as contemplated.

5.5.4
On termination of your employment with the Company, you, to the extent required by law, by signature hereto, hereby irrevocably authorize the Company in writing to deduct any amount owing by you to the Company, from any amount owing by the Company to you at termination date.

5.6	Hours of Work
As a senior executive, you are required to work whatever hours are necessary and reasonable.

5.7	Health Benefits, 401K Plan, etc.
You, at your own expense, shall be entitled to participate in or receive benefits under any, health and accident plan or arrangement or other benefits made available from time to time by MiX North America to all managerial and executive employees generally, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. MiX North America shall have no obligation to provide any such plans or arrangements to its employees or to continue any such plans or arrangements in effect from time to time.

6.	LEAVE

6.1	You shall be entitled to leave that you may deem satisfactory.

6.2	Leave must be requested in writing and approved in advance by the Group CEO.

6.3	No compensation will be paid for any leave not taken.

7.	CONFIDENTIALITY

7.1
You agree that you will, at all times during your employment with the Company, and subsequent thereto, keep confidential and not divulge to any third person or entity, or use for any purpose (whether for your own financial benefit or the Company’s financial detriment) any of the confidential information of the Company, including but not limited to its financial business, customers or transactions any other proprietary and/or confidential information (“Confidential Data”) belonging to the Company or to any other person or entity doing business with the Company, including its associates or subsidiaries.

7.2
Upon termination of this agreement, you shall return to the Company all Confidential Data in your possession or under your control, including all copies and notes, memoranda or other materials in your possession, which embody or record any of the Confidential Data.

7.3	The provisions of this clause shall not apply to any Confidential Data, which may come into the Public Domain without any fault of yours.

7.4	The provisions of this clause shall survive the termination of this agreement.

8.	TRADE SECRETS AND INDUSTRIAL COPYRIGHT

8.1
You agree that any patent or copyright or trademark or any other intellectual property to any work that you might be entitled to arising out of your employment, or devolving on you during the period that you are employed by the Company or any of its associates or subsidiaries, shall automatically be transferred and become the property of the Company, and the Company will enjoy all right, title and interest in such patent or copyright or trademark or any other intellectual property.

8.2	You undertake to do all things and refrain from doing anything that will prevent the transfer of ownership of the patent or copyright or trademark or other intellectual property of the Company.

9.	TERMINATION
Your employment may be terminated at any time, either summarily or on notice by the Company after a fair procedure establishes that you are guilty of any misconduct, or you have committed a breach of a material obligation under this agreement which is incompatible with a continued employment relationship, or if you are found guilty of any act which would, at common law or in terms of any applicable statute, entitle the Company to terminate your employment. You shall be bound by the Company’s disciplinary code and procedure as outlined in the MiX Telematics North America Employee Handbook or, where unwritten, an accepted principle, or any written directives from time to time.

10.	RESTRAINT OF TRADE
Your existing agreement with the Company in this regard will remain in full force and effect. It is specifically recorded and agreed that the United States of America is included as a “prescribed area” as it applies to your existing Restraint of Trade Agreement.

11.	PATENTS, INVENTIONS AND IMPROVEMENTS
You must disclose to the Company all inventions and improvements which you make during your employment by the Company, or within six months after the termination of such employment, that may fall within the existing or contemplated scope of the Company’s business or that of its subsidiaries and associates. You cede all rights relating to such inventions and improvements including patents in the United States of America, Republic of South Africa and any other countries. Employees also agree to executive any papers necessary to give effect to the above.

12.	MISCELLANEOUS

12.1	Notices and Domicile

12.1.1
All notices to be given in terms of this agreement shall be in writing and shall be delivered to the Employer and/or at the work place applicable at the time of such delivery and by hand or by registered prepaid post (which includes telegraphic service), where the parties are not in attendance at the work place, to:

You at:
3101 S Ocean Blvd
Apt 218
Highland Beach
FL 33487

The Company at:
Marked for the attention of the “Group CEO”
Suite 310
750 Park of Commerce Blvd
Boca Raton
FL 33487
which physical addresses the parties select as their domicilium citandi et executandi.

12.1.2
Either party shall be entitled at any time to change its domicilium to any other physical address within the United States of America or elsewhere, provided that such change shall take effect upon delivery or deemed delivery of notice thereof to the other party.

12.1.3
Any notice, if delivered by hand during normal business hours to the person apparently in charge of the premises selected by the addressee for the delivery of the notice, be deemed to have been received on the date of delivery (including telegraphic notices) and if sent by prepaid registered post, be deemed to have been received 14 consecutive days after posting.

12.1.4	Notwithstanding the above notice actually received by the party to whom it is addressed shall be adequate notice to it.

12.2	Entire Contract
This agreement contains all the express provisions agreed on by the parties with regard to the subject matter of the agreement and the parties renounce the right to rely on any alleged express provision not contained in the agreement or incorporated by reference.

12.3	Indulgences
No indulgence granted by a party shall constitute a renouncement or abandonment of any of that party’s rights under this agreement; accordingly that party shall not be precluded, as a consequence of having granted such indulgence, from exercising any rights against the other party, which may have arisen in the past or may arise in the future.

13.	VARIATION
It is agreed that the Company reserves the right to vary any and/or all of the terms and conditions of employment, rules and regulations, codes and procedures, from time to time, after due consultation with the affected parties as required from time to time.
Yours sincerely,
MiX TELEMATICS LTD

________________________________
S Joselowitz
Group CEO

I, Charles Tasker, acknowledge that I know and understand the contents of this agreement and that I have made myself aware of all the polices and procedures that apply by reference to this agreement and I hold myself bound to the terms, conditions, policies and procedures applicable.

SIGNATURE _______________________        PLACE ______________________    DATE _____________